

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2020

Nadav Kidron
President and Chief Executive Officer
Oramed Pharmaceuticals Inc.
1185 Avenue of the Americas, Suite 228
New York, New York 10036

>   **Re: Oramed Pharmaceuticals Inc.**
>   **Registration Statement on Form S-3**
>   **Filed January 31, 2020**
>   **File No. 333-236194**

Dear Mr. Kidron:

　　This is to advise you that we have not reviewed and will not review your registration statement.

　　Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　Please contact Chris Edwards at (202) 551-6761 with any questions.

　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　Office of Life Sciences

cc:　　Oded Har-Even